Exhibit 99.1

ZKH Group Limited Announces Second Quarter 2026 Unaudited Financial Results

SHANGHAI, Aug. 21, 2026 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair, and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Operational and Financial Highlights

	Second Quarter
	2025	2026	Change
	(in thousand RMB, except for number of customers, percentage and basis points(“bps”))
GMV[1]	2,420,233	2,877,545	18.9%
GMV by Platform
ZKH Platform	2,144,362	2,635,045	22.9%
GBB Platform	275,871	242,500	-12.1%
GMV by Business Model
Product Sales (1P)	2,133,895	2,446,015	14.6%
Marketplace (3P)[2]	286,338	431,529	50.7%
Number of Customers[3]	74,854	73,547	-1.7%
Net Revenues	2,166,774	2,443,750	12.8%
Gross Profit	356,987	429,574	20.3%
% of Net Revenues	16.5%	17.6%	110.3	bps
Operating (Loss)/Profit	(71,957)	4,001	-
% of Net Revenues	-3.3%	0.2%	348.5	bps
Non-GAAP EBITDA[4]	(38,663)	41,857	-
% of Net Revenues	-1.8%	1.7%	349.7	bps
Net (Loss)/Profit	(53,509)	26,687	-
% of Net Revenues	-2.5%	1.1%	356.2	bps
Non-GAAP Adjusted Net (Loss)/Profit[5]	(36,533)	38,461	-
% of Net Revenues	-1.7%	1.6%	326.0	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “Building on a strong start to the year, our business gained further momentum in the second quarter, with GMV and revenue posting their fastest year-over-year growth in the past several quarters. This performance was broad-based across the industries we serve. Core verticals such as communications and electronics, fine chemicals and pharmaceuticals, and utilities continued to outpace overall GMV growth. At the customer level, GMV from SMEs on the ZKH platform increased by approximately 30% year-over-year, while industry key accounts (KAs) and central state-owned enterprises (SOEs) sustained healthy double-digit growth. Meanwhile, AI is becoming increasingly embedded in how we serve customers and operate our business, helping us deepen customer engagement, unlock additional revenue opportunities, and drive greater efficiency. Together, these results reinforce our confidence in our strategy and underscore the strength of our execution. Looking ahead, we expect growth to accelerate further in the second half of the year. As we build on this momentum, we will continue to execute with focus and discipline to deliver sustainable, high-quality growth.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 The marketplace model accounted for 15.0% of GMV in the second quarter of 2026, compared with 11.8% in the corresponding periods of 2025.

3   Customers are customers that transacted with the Company during the reporting period, mainly comprised of enterprise customers in various industries.

4   Non-GAAP EBITDA is defined as net profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

5    Non-GAAP adjusted net (loss)/profit is defined as net (loss)/profit excluding share-based compensation expenses.

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Mr. Jerry Qian Wang, Chief Financial Officer of ZKH, added, “The second quarter marked an important milestone in our earnings trajectory, as we achieved operating profitability for the first time. This achievement was underpinned by our continued scale expansion and stronger operating leverage. GMV increased by 18.9% year-over-year, reflecting ongoing share gains in China’s fragmented MRO market. Gross profit grew even faster, increasing by 20.3% year-over-year, while gross margin on a GMV basis improved by approximately 50 basis points sequentially. At the same time, we maintained disciplined cost management and further expanded AI adoption across our operations, supporting continued efficiency gains. As a result, we delivered a significant bottom-line turnaround: both GAAP net profit and non-GAAP adjusted net profit reversed year-ago losses and showed considerable sequential improvement. Looking ahead, we enter the second half of 2026 in a stronger financial position, and remain confident in our ability to deliver sustainable and profitable growth over the long term.”

Second Quarter 2026 Business Highlights

•	Business Momentum. The Company accelerated its growth momentum in the second quarter, with total GMV increasing 18.9% year-over-year. This performance was driven by deeper penetration across both SME and key account segments. GMV from SME customers increased approximately 30% year-over-year, while GMV from industry KA and central SOE customers maintained double-digit growth. The sustained strength of the SME business reflected the Company’s improving product and service capabilities, and contributed to a higher-quality, more resilient earnings profile.

•	Product Capabilities. The Company continued to advance its capabilities in professional MRO categories, including chemical reagents, industrial spare parts, and machining-related products. It also scaled its higher-margin private-label products, adding more than 700 SKUs during the quarter. Private-label GMV increased by more than 25% year-over-year and accounted for approximately 10% of total GMV. The growing contribution from private-label offerings supported both overall GMV growth and gross margin improvement.

•	Fulfillment Network. The Company further enhanced its hazardous materials supply capabilities with the completion of a dedicated warehouse in Cangzhou, Hebei Province. As of quarter-end, its network comprised more than 30 distribution centers and 109 warehouses, supported by over 200 self-operated delivery vehicles and more than 6,000 EVM smart vending machines at customer production sites. Fulfillment efficiency also improved, with fulfillment expenses as a percentage of revenue declining by 50 basis points year-over-year.

•	AI Capabilities.

o	Drove greater customer value through AI innovation and broader adoption.

▪	Launched “Domino,” an industrial supplies data engine powered by the industry’s first billion-parameter industrial supplies knowledge graph. Featuring automated data labeling, self-learning, and end-to-end traceability, Domino delivers high-quality data to support customers’ data governance, model training, and AI applications.

▪	Expanded deployments of the Company’s comprehensive AI solutions across manufacturing, chemicals, ports, and automotive. This helps customers reduce inventory costs, accelerate product selection and materials processing, and improve operational efficiency. In particular, our AI Materials Manager grew its total users by more than 200% year-over-year to over 8,000 and had processed more than 24 million rows of material data to date.

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o	Generated measurable efficiency gains through Company-wide deployment.

▪	Established a multi-layered AI application framework spanning robotic process automation (RPA), AI agents, and advanced AI tools, with AI supporting more than 70% of the Company’s research and development coding activities.

▪	Generated productivity gains equivalent to an estimated 12,759 hours through Company-wide AI adoption during the quarter.

•	International Expansion. International GMV increased tenfold year-over-year in the first half of 2026, supported by the Company’s continued efforts to help Chinese manufacturers expand overseas and further localize its U.S. operations. During the quarter, U.S. online sales accelerated across multiple channels, while offline operations strengthened collaboration with local manufacturers and enhanced local sourcing and fulfillment capabilities.

Second Quarter 2026 Financial Results

Net Revenues. Net revenues were RMB2,443.8 million (US$360.2 million), representing an increase of 12.8% from RMB2,166.8 million in the same period of 2025.

	Second Quarter
	2025	2026	Change
	(in thousand RMB, except for percentage)
Net Revenues	2,166,774	2,443,750	12.8%
Net Product Revenues	2,113,970	2,377,498	12.5%
From ZKH Platform	1,846,490	2,129,626	15.3%
From GBB Platform	267,480	247,872	-7.3%
Net Service Revenues	40,707	50,935	25.1%
Other Revenues	12,097	15,317	26.6%

Cost of Revenues. Cost of revenues was RMB2,014.2 million (US$296.9 million), representing an increase of 11.3% from RMB1,809.8 million in the same period of 2025.

Gross Profit and Gross Margin. Gross profit was RMB429.6 million (US$63.3 million), representing an increase of 20.3% from RMB357.0 million in the same period of 2025. Gross margin was 17.6%, compared with 16.5% in the same period of 2025.

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	Second Quarter
	2025	2026	Change
	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	356,987	429,574	20.3%
% of Net Revenues	16.5%	17.6%	110.3	bps
% of GMV	14.8%	14.9%	17.8	bps
Under Product Sales (1P)
ZKH Platform	295,075	355,844	20.6%
% of Net Product Revenues from ZKH Platform	16.0%	16.7%	72.9	bps
GBB Platform	18,658	19,452	4.3%
% of Net Product Revenues from GBB Platform	7.0%	7.8%	87.2	bps
Under Marketplace (3P)	40,707	50,935	25.1%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate6)	14.2%	11.8%	-241.3	bps
Others	2,547	3,343	31.3%
% of Other Revenues	21.1%	21.8%	77.1	bps

Operating Expenses. Operating expenses were RMB425.6 million (US$62.7 million), down 0.8% from RMB428.9 million in the same period of 2025. Operating expenses were 17.4% of net revenues, compared with 19.8% in the same period of 2025.

•	Fulfillment Expenses. Fulfillment expenses were RMB89.6 million (US$13.2 million), down 1.3% from RMB90.8 million in the same period of 2025, primarily due to lower rental and property management fees, partially offset by higher distribution expenses. Fulfillment expenses were 3.7% of net revenues, compared with 4.2% in the same period of 2025.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB150.8 million (US$22.2 million), up 1.0% from RMB149.3 million in the same period of 2025, primarily due to higher marketing and promotion expenses and service fees, partially offset by lower other and traveling expenses. Sales and marketing expenses were 6.2% of net revenues, compared with 6.9% in the same period of 2025.

•	Research and Development Expenses. Research and development expenses were RMB35.2 million (US$5.2 million), down 15.2% from RMB41.5 million in the same period of 2025, primarily due to lower employee benefits expenses, partially offset by higher service fees. Research and development expenses were 1.4% of net revenues, compared with 1.9% in the same period of 2025.

•	General and Administrative Expenses. General and administrative expenses were RMB150.0 million (US$22.1 million), up 1.8% from RMB147.3 million in the same period of 2025, primarily due to higher service fees and credit losses, partially offset by lower employee benefits expenses and share-based payments. General and administrative expenses were 6.1% of net revenues, compared with 6.8% in the same period of 2025.

Income/(Loss) from Operations. Income from operations was RMB4.0 million (US$0.6 million), compared with loss from operations of RMB72.0 million in the same period of 2025. Operating income margin was 0.2%, compared with operating loss margin of 3.3% in the same period of 2025.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB41.9 million (US$6.2 million), compared with negative RMB38.7 million in the same period of 2025. Non-GAAP EBITDA margin was 1.7%, compared with negative 1.8% in the same period of 2025.

Net Profit/(Loss). Net profit was RMB26.7 million (US$3.9 million), compared with net loss of RMB53.5 million in the same period of 2025. Net profit margin was 1.1%, compared with net loss margin of 2.5% in the same period of 2025.

6 Take rate of the marketplace model represents gross profit from the marketplace model divided by GMV from the marketplace model.

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Non-GAAP Adjusted Net Profit/(Loss). Non-GAAP adjusted net profit was RMB38.5 million (US$5.7 million), compared with non-GAAP adjusted net loss of RMB36.5 million in the same period of 2025. Non-GAAP adjusted net profit margin was 1.6%, compared with non-GAAP adjusted net loss margin of 1.7% in the same period of 2025.

Basic and Diluted Net Profit/(Loss) per ADS7 and Non-GAAP Adjusted Basic and Diluted Net Profit/(Loss) per ADS8. Basic and diluted net profit per ADS was RMB0.17 (US$0.02), compared with basic and diluted net loss per ADS of RMB0.33 in the same period of 2025. Non-GAAP adjusted basic and diluted net profit per ADS were RMB0.24 (US$0.04), compared with basic and diluted net loss per ADS of RMB0.23 in the same period of 2025.

Balance Sheet and Cash Flow

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1.67 billion (US$246.5 million), compared with RMB1.92 billion as of December 31, 2025.

Net cash used in operating activities was RMB122.4 million (US$18.0 million) in the second quarter of 2026, compared with net cash used in operating activities of RMB110.7 million in the same period of 2025.

Share Repurchase Update

Pursuant to the Company’s share repurchase program of up to US$50 million, adopted on June 13, 2025 and subsequently extended for another 12 months through June 13, 2027, the Company repurchased an aggregate of approximately 2.49 million ADSs for approximately US$7.67 million from the open market as of June 30, 2026.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

7 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

8 Non-GAAP adjusted basic and diluted net profit/(loss) per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP adjusted net profit/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

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Conference Call Information

The Company’s management will hold a conference call on Friday, August 21, 2026, at 7:00 A.M. U.S. Eastern Time or 7:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2026.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	4251895

The replay will be accessible through August 28, 2026 by dialing the following numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	1176528

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, underpinned by robust supply chain capabilities and dedicated to serving customers globally through a product-led, agentic AI-driven approach. Through its primary online platforms, the ZKH platform, the GBB platform and the Northsky platform, along with innovative technology and extensive industry expertise, the Company provides bespoke MRO procurement solutions to a diverse and loyal customer base. These solutions encompass hyper-personalized product curation from a comprehensive selection of quality products at competitive prices. Additionally, the Company ensures timely and reliable product delivery through professional fulfillment services. By focusing on reducing procurement costs and addressing management efficiency challenges, ZKH is transforming the opaque MRO procurement process and empowering all stakeholders across the value chain.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net (loss)/profit, non-GAAP adjusted net (loss)/profit per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net (loss)/profit for a specific period as net loss in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net (loss)/profit per ADS is calculated by dividing adjusted net (loss)/profit attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares during the periods and then multiplied by 35.

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The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Christensen Advisory

Email: zkh@christensencomms.com

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ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,030,573	896,485	132,126
Restricted cash	61,871	39,844	5,872
Short-term investments	825,289	738,136	108,788
Derivatives Asset		2,038	300
Accounts receivable (net of allowance for credit losses of RMB159,923 and RMB178,932 as of December 31, 2025 and June 30, 2026, respectively)	3,257,162	3,447,300	508,069
Notes receivable	113,291	149,602	22,049
Inventories	669,825	646,931	95,346
Prepayments and other current assets	180,188	210,373	31,005
Total current assets	6,138,199	6,128,671	903,254

Non-current assets:
Property and equipment, net	186,185	179,867	26,509
Land use right	10,582	10,470	1,543
Operating lease right-of-use assets, net	142,205	124,433	18,339
Intangible assets, net	21,871	30,876	4,551
Goodwill	30,807	30,807	4,541
Total non-current assets	391,650	376,453	55,483
Total assets	6,529,849	6,505,124	958,737

Liabilities
Current liabilities:
Short-term borrowings	240,000	235,000	34,635
Current portion of long-term borrowings	2,305	2,305	340
Accounts and notes payable	2,718,941	2,796,496	412,153
Operating lease liabilities	50,202	44,897	6,617
Advance from customers	27,152	34,597	5,099
Accrued expenses and other current liabilities	378,566	345,179	50,872
Derivatives	8,624	-	-
Total current liabilities	3,425,790	3,458,474	509,716

Non-current liabilities:
Long-term borrowings	42,651	41,498	6,116
Non-current operating lease liabilities	91,894	77,103	11,364
Other non-current liabilities	28,181	31,858	4,695
Total non-current liabilities	162,726	150,459	22,175
Total liabilities	3,588,516	3,608,933	531,891

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	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,682,357,714 and 5,689,169,974 shares issued and 5,563,528,436 and 5,521,954,758 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	4	4	1
Additional paid-in capital	8,370,941	8,397,997	1,237,711
Statutory reserves	6,566	6,566	968
Accumulated other comprehensive loss	(37,288)	(96,648)	(14,244)
Accumulated deficit	(5,317,131)	(5,300,547)	(781,204)
Treasury stock	(81,759)	(111,181)	(16,386)
Total ZKH Group Limited shareholders’ equity	2,941,333	2,896,191	426,846
Total liabilities and shareholders’ equity	6,529,849	6,505,124	958,737

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ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS)/PROFIT

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,113,970	2,377,498	350,400	3,998,830	4,439,119	654,245
Net service revenues	40,707	50,935	7,507	78,601	92,186	13,587
Other revenues	12,097	15,317	2,257	24,715	26,264	3,871
Total net revenues	2,166,774	2,443,750	360,164	4,102,146	4,557,569	671,703
Cost of revenues	(1,809,787)	(2,014,176)	(296,853)	(3,413,041)	(3,773,968)	(556,214)
Operating expenses
Fulfillment	(90,811)	(89,632)	(13,210)	(184,118)	(167,240)	(24,648)
Sales and marketing	(149,330)	(150,822)	(22,228)	(286,165)	(288,462)	(42,514)
Research and development	(41,471)	(35,164)	(5,183)	(81,084)	(64,506)	(9,507)
General and administrative	(147,332)	(149,955)	(22,101)	(290,508)	(281,889)	(41,545)
(Loss)/profit from operations	(71,957)	4,001	589	(152,770)	(18,496)	(2,725)
Interest and investment income	12,587	8,664	1,277	25,866	17,071	2,516
Interest expense	(3,037)	(3,087)	(455)	(5,387)	(5,350)	(788)
Others, net	8,846	18,074	2,664	12,254	24,839	3,661
(Loss)/profit before income tax	(53,561)	27,652	4,075	(120,037)	18,064	2,664
Income tax benefits/(expenses)	52	(965)	(142)	(195)	(1,480)	(218)
Net (loss)/profit	(53,509)	26,687	3,933	(120,232)	16,584	2,446
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Less: net loss attributable to redeemable non-controlling interests	-	-	-	-	-	-
Net (loss)/profit attributable to ZKH Group Limited	(53,509)	26,687	3,933	(120,232)	16,584	2,446
Accretion on preferred shares to redemption value	-	-	-	-	-	-
Net (loss)/profit attributable to ZKH Group Limited's ordinary shareholders	(53,509)	26,687	3,933	(120,232)	16,584	2,446

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	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(53,509)	26,687	3,933	(120,232)	16,584	2,446
Other comprehensive income/(loss):
Foreign currency translation adjustments	(4,576)	(29,222)	(4,307)	(7,584)	(59,360)	(8,749)
Total comprehensive loss	(58,085)	(2,535)	(374)	(127,816)	(42,776)	(6,303)
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Less: comprehensive loss attributable to redeemable non-controlling interests	-	-	-	-	-	-
Comprehensive loss attributable to ZKH Group Limited	(58,085)	(2,535)	(374)	(127,816)	(42,776)	(6,303)
Accretion on Preferred Shares to redemption value	-	-	-	-	-	-
Total comprehensive loss attributable to ZKH Group Limited's ordinary shareholders	(58,085)	(2,535)	(374)	(127,816)	(42,776)	(6,303)

Net (loss)/profit per ordinary share attributable to ordinary shareholders
Basic	(0.01)	0.00	0.00	(0.02)	0.00	0.00
Diluted	(0.01)	0.00	0.00	(0.02)	0.00	0.00
Weighted average number of shares
Basic	5,678,582,721	5,625,935,232	5,625,935,232	5,683,922,789	5,636,198,015	5,636,198,015
Diluted	5,678,582,721	5,627,918,674	5,627,918,674	5,683,922,789	5,638,181,457	5,638,181,457

Net (loss)/profit per ADS attributable to ordinary shareholders
Basic	(0.33)	0.17	0.02	(0.74)	0.10	0.02
Diluted	(0.33)	0.17	0.02	(0.74)	0.10	0.02
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic	162,245,221	160,741,007	160,741,007	162,397,794	161,034,229	161,034,229
Diluted	162,245,221	160,797,676	160,797,676	162,397,794	161,090,899	161,090,899

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ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(53,509)	26,687	3,933	(120,232)	16,584	2,446
Income tax (benefits)/expenses	(52)	965	142	195	1,480	218
Interest expenses	3,037	3,087	455	5,387	5,350	788
Depreciation and amortization expense	11,861	11,118	1,639	24,028	22,680	3,343
Non-GAAP EBITDA	(38,663)	41,857	6,169	(90,622)	46,094	6,795

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(53,509)	26,687	3,933	(120,232)	16,584	2,446
Add:
Share-based compensation expenses	16,976	11,774	1,735	33,523	23,567	3,473
Non-GAAP adjusted net (loss)/profit	(36,533)	38,461	5,668	(86,709)	40,151	5,919

Non-GAAP adjusted net (loss)/profit attributable to ordinary shareholders per share
Basic	(0.01)	0.01	0.00	(0.02)	0.01	0.00
Diluted	(0.01)	0.01	0.00	(0.02)	0.01	0.00
Weighted average number of ordinary shares
Basic	5,678,582,721	5,625,935,232	5,625,935,232	5,683,922,789	5,636,198,015	5,636,198,015
Diluted	5,678,582,721	5,627,918,674	5,627,918,674	5,683,922,789	5,638,181,457	5,638,181,457

Non-GAAP adjusted net (loss)/profit attributable to ordinary shareholders per ADS
Basic	(0.23)	0.24	0.04	(0.53)	0.25	0.04
Diluted	(0.23)	0.24	0.04	(0.53)	0.25	0.04
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic	162,245,221	160,741,007	160,741,007	162,397,794	161,034,229	161,034,229
Diluted	162,245,221	160,797,676	160,797,676	162,397,794	161,090,899	161,090,899

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